UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated August 25, 2006.

Peter Leupp joins ABB Group Executive
Committee to head Power Systems division

Zurich, Switzerland, August 25, 2006 - ABB announced today that Peter Leupp, country manager of ABB in China, has been appointed to the Group Executive Committee as head of the Power Systems division. He replaces Samir Brikho who leaves ABB on October 1, 2006 to become chief executive of a United Kingdom-listed company.

Peter Leupp has been instrumental in ABB’s growth in China where he took over as country manager in 2001 and now heads a much expanded and successful operation with some 9,000 employees, in addition to his role as region manager for North Asia.

He joined ABB (Brown Boveri) in 1977 and has spent most of his career in the power technology area.

Fred Kindle, ABB President and CEO said: “Peter has already made a significant contribution to the development of ABB across the world and particularly in China. We welcome him to the Executive Committee and to his new position. With his skills and Asian expertise he will add substantial value to the top leadership of our group.”

“We also thank Samir for his many years of commitment to ABB and wish him well for the future,” said Kindle.

The Power Systems division employs 12,500 people and had revenues of more than $2 billion in the first six months of 2006.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 107,000 people.

A picture and CV of Peter Leupp are available at www.abb.com/news.

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich	Switzerland: Tel. +41 43 317 3804
Wolfram Eberhardt, Thomas Schmidt	Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: August 28, 2006	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and
Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel